SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A
Rule 13d-102

Information to be included in statements filed pursuant to rules 13d-1 (b) (c), and (d) and amendments thereto filed pursuant to rule 13d-2 (b)
(Amendment No. 4)

Duraswitch Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

266905 20 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 266905 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

	(entities only)

	Anthony J. Van Zeeland

2.	Check the Appropriate Box if a Member of a Group *

		(a) ☐
		(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

Number of	5.		Sole Voting Power

Shares			-0-

Beneficially	6.		Shared Voting Power

Owned by			966,102

Each	7.		Sole Dispositive Power

Reporting			-0-

Person	8.		Shared Dispositive Power 966,102

With

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	966,102

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
	☐

11.	Percent of Class Represented by Amount in Row (9)
	10.1%

12.	Type of Reporting Persons *
	IN

*See instruction before filling out

CUSIP No. 266905 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

	(entities only)

	Patricia Mae Van Zeeland

2.	Check the Appropriate Box if a Member of a Group *

		(c) ☐
		(d) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

Number of	5.		Sole Voting Power

Shares			-0-

Beneficially	6.		Shared Voting Power

Owned by			966,102

Each	7.		Sole Dispositive Power

Reporting			-0-

Person	8.		Shared Dispositive Power 966,102

With

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	966,102

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
	☐

11.	Percent of Class Represented by Amount in Row (9)
	10.1%

12.	Type of Reporting Persons *
	IN

*See instruction before filling out

Item 1(a)	Name of Issuer:
Duraswitch Industries, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
234 S. Extension Road, Mesa, Arizona 85210
Item 2(a)	Name of Person Filing:
Anthony J. Van Zeeland
Item 2(b)	Address of the Principal Business Office or, if none, residence:
234 S. Extension Road, Mesa, Arizona 85210
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common stock, par value $0.001 per share
Item 2(e)	CUSIP Number:
266905 20 7
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
(a) Amount beneficially owned: 966,102
(b) Percent of Class: 10.1%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 966,102
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or to direct the disposition of:
966,102
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent holding Company or Control Persons
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2004 Date

/s/ Anthony J. Van Zeeland Anthony J. Van Zeeland

/s/ Patricia Mae Van Zeeland Patricia Mae Van Zeeland